Exhibit 21.1

List of Subsidiaries

Name of Company	Jurisdiction of Incorporation
Sensys Instruments Corporation	California
Therma-Wave (Japan), K.K.	Japan
Therma-Wave, Ltd.	United Kingdom
Therma-Wave (Shanghai) Co., Ltd	China
Therma-Wave Domestic International Sales Corporation	California